                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                           --------------------------

                                SCHEDULE 13E-3/A

                                 (RULE 13e-100)
           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                       (AMENDMENT NO. 3 - FINAL AMENDMENT)

                           Milestone Properties, Inc.
         ---------------------------------------------------------------
                              (Name of the Issuer)

                           Milestone Properties, Inc.
                           Concord Assets Group, Inc.
                                Leonard S. Mandor
                                Robert A. Mandor
         ---------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           Milestone Properties, Inc.
                   common stock, par value $0.01 per share and
              Milestone Properties, Inc. $0.78 convertible series A
                   preferred stock, par value $0.01 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    599358207
         ---------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


Milestone Properties, Inc.       Concord Assets Group, Inc.          Leonard S. Mandor                Robert A. Mandor
150 East Palmetto Road           150 East Palmetto Park Road         150 East Palmetto Road           150 East Palmetto Road
Boca Raton, Florida 33432        Boca Raton, Florida 33432           Boca Raton, Florida 33432        Boca Raton, Florida 33432
Telephone: (561) 394-9260        Telephone: (561) 394-9260           Telephone: (561) 394-9260        Telephone: (561) 394-9260


  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
          and Communications on Behalf of Person (s) Filing Statement)
                                 with copies to:

--------------------------------------------------------------------------------------------------------------
Joel A. Yunis, Esq.                      Dennis J. Olle, Esq.                     Joseph Weitzman, Esq.
Rosenman & Colin LLP                     Adorno & Zeder, P.A.                     551 Fifth Avenue
575 Madison Avenue                       2601 Bayshore Drive                      New York, New York  10022
New York, New York 10022                 Suite 1600                               Telephone: (212) 687-7505
Telephone: (212) 940-8800                Miami, Florida 33133
                                         Telephone: (305) 858-5555
--------------------------------------------------------------------------------------------------------------


This statement is filed in connection with (check the appropriate box):
    a.  [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b.  [ ]   The filing of a registration statement under the Securities Act of 1933.
    c.  [ ]   A tender offer.
    d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------
  Transaction Valuation*              Amount of Filing Fee**
-------------------------------------------------------------------------
        $3,649,038                             $730
-------------------------------------------------------------------------

* The transaction valuation was based upon the sum of (a) the product of 1,337,854 shares of common stock and the merger consideration of $2.65 per share, (b) the product of 16,423 shares of series A preferred stock and the merger consideration of $2.91 per share and (c) the product of 26,000 shares covered by outstanding options and the difference between $2.65 and the exercise price per share of common stock of each of the 26,000 shares covered by outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $730                  Filing Party:   Milestone Properties, Inc.
                            --------------                        --------------------------
Form or Registration No.:   Schedule 14A          Date Filed:     April 27, 2001
                            --------------                        --------------

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

         This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) Milestone Properties, Inc., a Delaware corporation ("Milestone"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein,
(2) Concord Assets Group, Inc., a New York corporation ("Concord") and (3) Leonard S. Mandor and Robert A. Mandor, each an individual (the "Mandors"), who are 100% owners of Concord and senior executive officers and directors of Milestone and Concord, in connection with the Agreement and Plan of Merger, dated as of April 2, 2001 (the "Merger Agreement"), by and among Concord, MST Merger Corp., a Delaware corporation (the "Merger Sub"), a wholly-owned subsidiary of Concord, formed solely for the purpose of effecting the Rule 13e-3 transaction described herein and Milestone. Milestone, Concord and the Mandors are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons". Concord, the Mandors and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Concord, Leonard Mandor or Robert Mandor is referred to as the "Acquisition Group".

         The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement was formally approved by the stockholders of Milestone at a special meeting of stockholders held on August 8, 2001 (the "Special Meeting") and that on August 8, 2001, the transactions contemplated by the Merger Agreement were consummated. Pursuant to the Merger Agreement, the Merger Sub merged with and into Milestone (the "Merger") and each outstanding share of Milestone common stock, par value $0.01 per share (the "Common Stock"), other than any outstanding share of Common Stock held by stockholders who perfected their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by a Filing Person or the Acquisition Group, has been canceled and converted into the right to receive $2.65 in cash, and each outstanding share of Milestone $.78 convertible series A preferred stock, par value $0.01 per share (the "Preferred Stock"), other than any outstanding share of Preferred Stock held by stockholders who perfected their appraisal rights under Delaware law, has been canceled and converted into the right to receive $2.91 in cash. As a result of the Merger, Milestone became a privately owned company, 100% of which is beneficially owned by the Acquisition Group, and Milestone is no longer quoted on the Over-the-Counter Bulletin Board.

         On August 8, 2001, Milestone filed a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

         The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of Milestone, dated July 10, 2001 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission on July 10, 2001. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

ITEM 16.      EXHIBITS

REGULATION M-A
ITEM 1016

(a)* Preliminary Proxy Statement of Milestone Properties, Inc., dated April 27, 2001 is incorporated herein by reference.

(b)*                Not applicable.

(c)(1)* Opinion of Financial Advisor, dated March 30, 2001 (which was subsequently

(c)(2)*             Letter of Financial Advisor, dated March 14, 2001.

(c)(3)*             Letter of Financial Advisor, dated March 30, 2001.

(d)* Agreement and Plan of Merger, dated as of April 2, 2001, by and among Concord

(f)* Section 262 of the Delaware General Corporation Law, included as Appendix C to the

(g)*                Not applicable.



*Previously filed.

SIGNATURES

         After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.



                                                     MILESTONE PROPERTIES, INC.


                                                     By: /s/ Joseph P. Otto
                                                         -----------------------
                                                         Name:  Joseph P. Otto
                                                         Title: Vice President

                                                     CONCORD ASSETS GROUP, INC.


                                                     By: /s/ Robert A. Mandor
                                                         -----------------------
                                                         Name:  Robert A. Mandor
                                                         Title: President


                                                         /s/ Leonard S. Mandor
                                                         -----------------------
                                                         Leonard S. Mandor


                                                         /s/ Robert A. Mandor
                                                         -----------------------
                                                         Robert A. Mandor


Dated:  September 28, 2001



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